SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For The Plan Year Ended December 31, 2002

Commission File No. 1-13426

A.	The Sports Authority 401(k) Savings and Profit Sharing Plan

B.	The Sports Authority, Inc.

3383 N. State Road 7

Ft. Lauderdale, Florida 33319

(954) 735-1701

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE SPORTS AUTHORITY, INC.

Date:	June 30, 2003	By:	/s/ GEORGE R. MIHALKO
George R. Mihalko Vice Chairman, Chief Administrative Officer and Chief Financial Officer

THE SPORTS AUTHORITY 401(k) SAVINGS

AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

As of December 31, 2002 and 2001 and for the Year ended December 31, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Participants and Administrator

of The Sports Authority 401(k) Savings

and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Miami, Florida

June 27, 2003

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2002	2001
Assets
Investments, at fair value	$26,685,071	$25,512,496
Receivables:
Contributions from plan participants	220,594	262,143
Contributions from employer	646,261	106,831
Other receivables	139,557	226,604

Total receivables	1,006,412	595,578

Total assets	27,691,483	26,108,074
Liabilities
Refund of excess contributions	3,211	41,264

Net assets available for benefits	$27,688,272	$26,066,810

See accompanying notes.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

Additions
Dividend and interest income	$133,492
Contributions:
From plan participants	4,008,769
From employer	2,149,012

Total additions	6,291,273

Deductions
Net depreciation in fair value of investments	1,121,638
Benefit payments	3,535,218
Administrative fees	12,955

Total deductions	4,669,811

Net increase	1,621,462
Net assets available for benefits at beginning of year	26,066,810

Net assets available for benefits at end of year	$27,688,272

See accompanying notes.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 – PLAN DESCRIPTION

General

The following description of The Sports Authority 401(k) Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a voluntary, defined contribution plan, which commenced December 1, 1994. Employees are eligible to participate in the Plan on the first day of the month following attainment of age 21 and performance of 1,000 hours of service within a 12 month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Except as may be limited by applicable Internal Revenue Code regulations, a participant may elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 50% of compensation. Prior to October 1, 2002, the participants could elect payroll deductions up to 16% of compensation. For any amount the participant contributes up to 6% of compensation, The Sports Authority (the Company) will contribute an amount equal to 50% per pay period. All participants are automatically vested in the Company’s matching contributions to the Plan.

A participant may elect to change daily the amount of contributions made to the Plan, as well as change the percentage allocated to each fund. Prior to November 1, 2002, a participant could elect to change, effective as of the first day of the following month, the amount of contributions made to the Plan, as well as change the percentage allocated to each fund.

A participant may elect to discontinue before-tax or after-tax contributions immediately with proper notification. A participant, after previously suspending contributions, may resume contributions without penalty. A participant is permitted to withdraw all or a part of his before-tax contributions only after the withdrawal of any after-tax contributions and either when the participant (i) has attained the age of 59½ or (ii) has met the hardship rules as defined in the Plan. In the event of such a withdrawal, all employee contributions and employer matching contributions will be suspended for six months. A participant may elect to withdraw all or part of his after-tax contributions at any time. A proportionate amount of earnings will be distributed, which are taxable and may be subject to a 10% early withdrawal penalty.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 – PLAN DESCRIPTION (continued)

A participant may elect to request a loan of his employee contributions. The loan is subject to certain conditions, including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant’s vested balance. No more than one loan may be outstanding to any participant at any time. The term of any loan shall range from one year to five years for loans not for the purpose of purchasing a primary residence, which are for a maximum of 15 years. Participant loans bear interest at the prime rate.

The Plan also includes a profit-sharing portion whereby each participant will receive employer contributions equal to at least one percent of his eligible compensation for each year. Any additional amounts are at the Company’s discretion. Profit-sharing contributions are invested in The Sports Authority Common Stock Fund until a participant is 100% vested. A participant’s vesting in the profit-sharing contributions requires completion of five years of vesting service. One year of vesting service is earned for each calendar year in which an employee has 1,000 or more hours of service. Fully vested participants may direct or transfer their contributions to the various investment funds. Forfeitures of assets in the profit-sharing portion of the Plan are used to reduce future profit-sharing contributions. The profit-sharing contribution to the Plan for the year ended December 31, 2002 was $992,497, of which forfeitures of $436,394 were used to reduce such contributions remitted to the Plan.

Payment of Benefits Upon Termination

Participation in the Plan automatically terminates when a participant is no longer an employee. Upon termination, the participant’s account balance is distributed if the vested value of the participant’s account is $5,000 or less. If the vested amount exceeds $5,000, the participant may leave the balance in the plan or request payment. After employment terminates, no additional employee or employer contributions, loans or partial withdrawals are permitted. Withdrawals and distributions are paid in cash, except where the participant elects to take the distribution in stock to the extent that the participant’s account consists of shares of Company Common Stock.

Change in Trustee and Recordkeeper

On November 1, 2002, Cigna Retirement and Investment Services (Cigna) replaced State Street Bank and Trust Company as trustee of the Plan and all assets of the Plan were transferred to Cigna. On that same day, Cigna Retirement and Investment Services also replaced Automated Data Processing Services as recordkeeper for the Plan.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 – PLAN DESCRIPTION (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their profit sharing account.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value. The Sports Authority Common Stock is valued at the quoted market price. Mutual Funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Expenses of administering the Plan may be paid by either The Sports Authority, Inc. (the “Company”) or by the Plan, except for brokerage fees, transfer taxes and other expenses incident to the operation of the Plan which are charged to the Plan. For the year ended December 31, 2002, the Company paid all recordkeeper and trustee fees, except for the fees associated with the American Express Trust Company-Income Fund I, which were paid by the Plan. The Company paid expenses on behalf of the Plan totaling $225,917 for the year ended December 31, 2002.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 3 – INVESTMENTS

As of December 31, 2002, the Plan held 1,023,104 shares of Sports Authority Common Stock valued at $7,161,728. Information about the net assets and the significant components of changes in net assets related to the investment that includes nonparticipant-directed amounts is as follows:

	December 31,
	2002	2001
The Sports Authority, Inc. Common Stock	$7,161,728	$6,543,845

		Year ended December 31, 2002
Change in The Sports Authority, Inc. common stock:
Dividend and interest income		$—
Net appreciation in fair value of investments		1,572,021
Contributions from plan participants		430,049
Contributions from employer		191,359
Loan activity		(142,268)
Fund transfers		(254,107)
Benefit payments		(1,179,171)

		$617,883

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001, are as follows:

	2002	2001
State Street Bank and Trust Co.:
AIM Balanced Fund	$—	$4,825,659
Davis New York Venture Fund	—	7,463,863
American Express Trust Company – Income Fund I	—	3,880,738
Sound Shore Fund	—	1,504,767

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 3 – INVESTMENTS (continued)

Connecticut General Life Insurance Co.:
Guaranteed Income Fund	5,202,152	—
Janus Adviser Balanced Account	4,276,066	—
Large Cap Value/John A. Levin & Co. Fund	6,515,753	—
Mid Cap Value Fund/Wellington Management	1,735,998	—
The Sports Authority, Inc.:
Common Stock *	7,161,728	6,543,845

*	Includes nonparticipant-directed

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2002 as follows:

Mutual funds	$(2,693,659)
Common stock	1,572,021

$(1,121,638)

NOTE 4 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets as presented in the financial statements to those presented in the Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$27,688,272	$26,066,810
Benefits approved but unpaid	(5,424)	(898,195)

Net assets available for benefits per the Form 5500	$27,682,848	$25,168,615

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 4 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

Year ended December 31, 2002
Benefits paid per the financial statements	$3,535,218
Benefits payable in Form 5500 to withdrawn participants at December 31, 2001	(898,195)
Benefits payable in Form 5500 to withdrawn participants at December 31, 2002	5,424

Benefits paid per the Form 5500	$2,642,447

Benefits payable to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but are not yet paid.

NOTE 5 – INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 6 – SUBSEQUENT EVENTS

As of January 1, 2003, certain amendments were made to the Plan including an increase in the Company match to 100 percent of employee contributions up to three percent and a 50 percent match for the next two percent of eligible payroll. Contributions are allowed on a pre-tax basis only. Additionally, profit sharing contributions are to be discretionary and can be moved into different investment options before vested.

On February 20, 2003, the Company announced that it had entered into an Agreement and Plan of Merger (“Merger Agreement”) dated February 19, 2003 with Gart Sports Company (“Gart Sports”), and Gold Acquisition Corp., a wholly-owned subsidiary of Gart Sports (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company,

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 6 – SUBSEQUENT EVENTS (continued)

which will become a wholly-owned subsidiary of Gart Sports. Each shareholder of the Company will receive 0.37 of a share of Gart Sports’ common stock for each share of the Company’s common stock. The combined company will be named “The Sports Authority, Inc.” and will apply for listing on the New York Stock Exchange under the ticker symbol “TSA”. The Company has not addressed the impact of the proposed merger upon the Plan.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

EIN 36-3511120 PLAN NUMBER 001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Connecticut General Life Insurance Co.:	Guaranteed Income Fund	#	$5,202,152
		Core Bond Fund	#	43,479
		Janus Advisor Balanced Account	#	4,276,066
		Large Cap Value/John A. Levin & Co.	#	6,515,753
		Oppenheimer Cap Appre CL A	#	1,561
		S&P 500 Index	#	31,352
		Mid Cap Growth/Artisan Partners	#	43,554
		Mid Cap Value/Wellington Management	#	1,735,998
		Small Cap Growth/Timessquare	#	4,894
		Small Cap Value/Berger	#	12,545
		Nations International Val CL A	#	546,992
*	The Sports Authority, Inc.	Common Stock	$5,263,165	7,161,728
*	Participant loans	Interest rates ranging from 4.75% to 9.5%, maturity dates ranging from one to five years		1,108,997

	Total investments (held at end of year)			$26,685,071

*Denotes a party-in-interest to the Plan.

#Cost information is not presented as investment is participant-directed.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

EIN 36-3511120 PLAN NUMBER 001

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

For The Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset (including interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling Price		(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) A series of transactions in excess of 5% of Plan assets:

The Sports Authority, Inc.	Common Stock	$1,040,514	$	— 1,994,652	$1,040,514 1,211,693	$1,040,514 1,994,652	$	— 782,959

Columns (e) and (f) have been excluded as the information is not applicable.

There were no category (i), (ii) or (iv) reportable transactions in 2002.

INDEX TO EXHIBITS

Exhibits	Sequential Page Number

23.1 Consent of Ernst & Young LLP	17

99.1 Certification of Chief Executive Officer	18

99.2 Certification of Chief Financial Officer	19